Exhibit (a)(1)(F)

Subject:	REMINDER: Cidara Exchange Offer closes 9 p.m. Pacific Time, Wed., Dec. 18, 2019

To:	Eligible Holders

Date:	, 2019

This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options, dated November 20, 2019 (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open until 9:00 p.m. Pacific Time on Wednesday, December 18, 2019, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options, you may also withdraw any such tendered securities at any time after 9:00 p.m. Pacific Time on Friday, January 17, 2020). The submission of all Election Forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.

If you have any questions about the Exchange Offer, please contact:

Allison Lewis
Phone: (858) 249-7391
Email: Options@Cidara.com

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access on our website at https://cid.cidara.com/teams/hr/SitePages/OptionExchange.aspx or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.